September 27, 2012

Re:	Cobalt International Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”)
Filed February 21, 2012
File No. 1-34579

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Hiller:

This letter is in response to your letter dated September 13, 2012.  We have set forth your comments followed by the Company’s response. The terms “we,” “us” and “our” used herein also refer to the Company.

Business, page 2

Overview

l.                                         Please expand your disclosures to specify in a clear and concise manner, preferably with a table and narrative, the number of net productive and dry exploratory wells and net productive and dry development wells drilled in each of the last three fiscal years by geographical area; also the number of gross and net wells in the process of being drilled at the end of your fiscal year or at the time of filing your report; and the remaining terms of leases or concessions to comply with Items 1205, 1206 and 1208 of Regulation S-K.

We respectfully note that information concerning:

(i)           the number of net productive and dry exploratory wells and net productive and dry development wells drilled in each of the last three fiscal years by geographical area can be found on pages 6 and 7 of the Form 10-K;

(ii)          the number of gross and net wells in the process of being drilled at the end of our fiscal year or at the time of filing our Form 10-K can be found on pages 2 through 5 of the Form 10-K; and

(iii)         the remaining terms of leases or concessions can be found on pages 11, 21, 22, 23 and 43 of the Form 10-K.

Accordingly, we respectfully believe that our Form 10-K complies with the noted sections of Regulation S-K. We had previously elected not to provide such information in tabular form given the relatively small number of wells we have drilled since our inception and therefore our ability to describe all of our wells and results on a well-by-well basis. However, in light of the Staff’s comment and our expanding operations, we will include such information in tabular form in our Form 10-K for the Fiscal Year ending December 31, 2012.

Our Prospects Offshore West Africa, page 16

2.                                      We note that you disclose DST results for the Cameia #l well on page 17, while indicating these are favorable and that you are preparing a development schedule.  Please expand your disclosure to include figures for (i) the duration of the test, (ii) total hydrocarbon and water recovery from your test; (iii) shut-in pressure at the beginning of the test, and (iv) flowing pressure at its conclusion.  Please disclose in further detail the technical support you compiled in formulating your view that the well is capable of producing 20,000 BOPD, and clarify whether proceeding with your development schedule depends on establishing reserves.

Please refer to our letter dated the date hereof provided to you supplementally for information concerning (i) the duration of the DST, (ii) the total hydrocarbon and water recoveries from the DST, (iii) the shut-in pressure at the beginning of the DST, (iv) the flowing pressure at the conclusion of the DST, and (v) the technical support we compiled in formulating our view that the Cameia #1 well is capable of producing 20,000 BOPD. As noted in such supplemental letter, we have requested, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission (the “SEC”) and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), for reasons of business confidentiality that the information in such supplemental letter not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise.

With respect to the last part of the Staff’s comment regarding whether proceeding with our development schedule depends on establishing reserves, please see our response to Staff comment #4.

Financial Statements

Note 1 — Organization and Operations, page F-9

3.                                      We note your disclosures under this heading and on pages 2 and 59, stating that you have a “world-class below salt prospect inventory” and continue “to mature high impact prospects... for upcoming exploratory drilling.”  Please modify these and similar disclosures to explain how you define the terms “world class” and “high impact” and the activity of “mature high impact prospects” to enable a reader to understand the nature and extent of support for your claims.  Please ensure that your disclosures reveal the particular characteristics which distinguish your prospects as “world class” or “high impact’” and the various steps which comprise the process of maturing prospects in advance of drilling and the status of your exploration prospects within that process.

Although we believe the descriptions referenced in the Staff’s comment are appropriate for the reasons described below, we respectfully request to modify these disclosures in our Form 10-K for the Fiscal Year ending December 31, 2012 as follows:

“World-Class.” We believe our below salt prospect inventory is world-class by commonly understood industry standards. The size of our individual prospects, as estimated by DeGolyer and MacNaughton, an independent resource and reserve engineering firm, compare favorably to the largest worldwide oil and gas discoveries over the past two years. Wood Mackenzie, a global energy research and consulting firm, has recently stated that the twelve largest of these discoveries are estimated to range from approximately 200 MMBOE at the deepwater Ghana Paradise discovery to approximately 4.8 BBOE in Brazil’s Libra offshore pre-salt field. DeGolyer and MacNaughton estimates that many prospects in our undrilled below-salt exploration portfolio fall within this range. However, we can appreciate that some investors may not understand the industry standard and may view the term “world-class” to be vague or subjective, and accordingly, with the Staff’s permission, we will remove references to “world-class” throughout our Form 10-K for the Fiscal Year ending December 31, 2012.

“High Impact.” We use the term “high impact” to refer to the prospects in our asset portfolio which we believe have the highest possibility of containing the largest amounts of oil in commercially viable quantities, and accordingly, if successfully drilled and developed, will have the most meaningful positive effect on our enterprise value and stock price. Cameia is an example of such a high impact prospect, with its discovery greatly increasing our market valuation. As stated above, given the size of certain of our undrilled prospects, as estimated by DeGolyer and MacNaughton, relative to some of the largest worldwide oil and gas discoveries, success in any one of them would clearly have a high impact on any company’s enterprise value and stock price regardless of the company’s size. With the Staff’s permission, we will clarify this disclosure in our Form 10-K for the Fiscal Year ending December 31, 2012.

“Mature High Impact Prospects.” The process of maturing our high impact prospects involves further analysis and modeling of the geological and geographical characteristics of these prospects using all relevant data we have on hand, to ensure that our geological and geographical understanding of the prospect is as advanced as possible before committing to the substantial expense of drilling the prospect. In all cases, the prospects we have drilled and plan to drill are covered by state-of-the-art 3D seismic data that has been pre-stack depth migrated using the latest industry algorithms. Once internally reviewed by our technical teams, we take a rigorous approach toward further progressing our prospects through detailed reviews by our operating partners, many of which are large, super-major oil companies and industry leaders.  In addition, in Angola and Gabon, the national oil companies also review each of our prospects prior to drilling. With the Staff’s permission, we will endeavor to clarify this process in our Form 10-K for the Fiscal Year ending December 31, 2012.

4.                                      We note your disclosures on pages 2, 59 and 67, stating “we will progress our existing discoveries toward development and production through follow-on appraisal drilling and pre-development planning activities” and “With respect to our Cameia pre-salt oil discovery, we are currently preparing the development schedule and do not have an estimate of first oil and cash flow at this time.”

These disclosures indicate that you expect to develop and produce oil from your properties based on the results of past exploration.  Please expand your disclosure to identify the particular discoveries to which these disclosures apply.  Also disclose the reasons you have the requisite degree of confidence to proceed with development without having established reserves; and provide details of the level of support you will need to obtain, relative to the information you had compiled as of the end of the period covered by the report, before you are able to claim reserves.  The extent to which your development plans depend on your ability to establish reserves and the level of uncertainty must be clarified.

If your use of the term development in any disclosure does not conform with the definition in Rule 4-10(a) of Regulation S-X, you should revise your disclosures as necessary to utilize terminology that more clearly reflects the nature of the activities contemplated or referenced in your filings.

In response to this comment we advise that:

(i)                                     The statement “we will progress our existing discoveries toward development and production through follow-on appraisal drilling and pre-development planning activities”

is a general statement that is currently applicable to all three of our discoveries. Please note the use of the word “toward”. We are not communicating that we have sanctioned a development project or that we will definitively develop and produce from all of our discoveries, but that we are currently progressing all our discoveries through appraisal drilling and through pre-development planning activities, such as front-end engineering and design work, toward development and production. As we move toward development and production, we may decide that, based on a variety of reasons, including project cost estimates and estimated production profiles, that there is not sufficient justification to sanction a development project and therefore develop and produce a discovery.  Please note our disclosure on page 67 of the Form 10-K: “We do not know how long it will take to achieve substantial production from our oil properties. With respect to our Cameia pre-salt oil discovery, we are currently preparing the development schedule and do not have an estimate of first oil production and initial operating cash flow at this time. With respect to our non-operated U.S. Gulf of Mexico discoveries, we are unable to provide information with respect to the operator’s development schedule and estimates of first oil production and initial operating cash flow at this time.” We will not definitively decide to sanction a project and proceed with development until we determine the economic viability of a development plan that is generated as a result of our current efforts to progress our existing discoveries toward development and production through follow-on appraisal drilling and pre-development planning activities.  We will not assign reserves to a discovery until we and our partners have definitively sanctioned a development project with respect to such discovery.

(ii)                                  Our confidence in progressing our Cameia discovery toward development and production is based on the fact that the drilling results from our Cameia #1 exploratory well far exceeded our pre-drill estimates on feet of pay, reservoir rock properties, flow characteristics and fluid properties.  The areal extent of the Cameia reservoir could not be definitively quantified based on the results of the Cameia #1 exploratory well, but there was no information obtained in drilling the Cameia #1 exploratory well that suggested our pre-drill sub-surface evaluation of the potential Cameia reservoir extent was erroneous.  Based upon a comparison of our post-drilling results with our pre-drilling projections, we have a high degree of confidence in the ultimate commercial viability of the Cameia field.  Consistent with this high-degree of confidence in commercial viability, we immediately authorized the drilling of the Cameia #2 appraisal well in order to demonstrate lateral continuity within the reservoir and provide additional assurance of sufficient areal extent to support our plans to proceed with the evaluation of development options.

(iii)                               Our Heidelberg and Shenandoah discoveries in the Gulf of Mexico are partner-operated and we hold only non-operating working interests, meaning we generally do not control the pre-development and development timeline. As such, our confidence in progressing the Heidelberg and Shenandoah discoveries toward development stem from our partners’ statements to do so.

In response to the Staff’s comment, we will provide additional information regarding our post-discovery activities and clarify the status and progression of our discoveries in our Form 10-K for the Fiscal Year ending December 31, 2012.

In addition, we note the definition of “development project” in Rule 4-10(a) of Regulation S-X. With the Staff’s permission, we will revise the uses of the term “development” on pages 2, 44, 46, 51, 52, 56, 59 and 76 of the Form 10-K which may not relate to the means by which petroleum resources are brought to the status of being economically producible, in our Form 10-K for the Fiscal Year ending December 31, 2012.

We note that certain references to “development” on pages 25 through 32 of the Form 10-K track such use in certain laws and regulations and accordingly will not be revised.

Note 18 — Contractual Obligations and Commitments, page F-30

5.                                      Please expand your disclosure under this heading and on page 69 of MD&A to describe the characteristics of the lease rental payments for exploration rights which correlate with the term social payment obligations; it should be clear why these obligations are appropriately differentiated as social.

The lease rental payment line item in the contractual obligations table on page 69 of MD&A and page F-30 of the consolidated financial statements relate to the annual delay rental payments payable to the U.S. government with respect to our Gulf of Mexico leases. These annual payments are required to maintain the leases from year to year. That line item does not correlate to the other line item regarding social obligation payments. The social obligations line item includes our contractual payment obligations for social projects such as the Sonangol Research and Technology Center and academic scholarships for Angolan students that we were and are contractually obligated to pay in consideration for the Angolan government granting us the license to explore for and develop hydrocarbons offshore Angola.  Pursuant to the terms of the Risk Services Agreements for Blocks 9 and 21 and the Production Sharing Agreement for Block 20, each as previously filed with the SEC, we are not required to pay annual rental payments to maintain the licenses from year to year, in contrast to the terms of our Gulf of Mexico leases. Accordingly, we included the annual delay rental payments payable to the U.S. government with respect to our Gulf of Mexico leases in one line item of the contractual obligations table and the social obligations payments required under the terms of our offshore Angola license agreements in another line item.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.

Sincerely,

/s/ John P. Wilkirson
John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc:                                                         Joseph H. Bryant

Jeffrey A. Starzec, Esq.

Richard D. Truesdell, Jr., Esq.